EXHIBIT 12

HONEYWELL INTERNATIONAL INC.

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Six Months Ended

June 30, 2018

(Dollars in millions)

Determination of Earnings:
Income before taxes	$3,908
Add (Deduct):
Amortization of capitalized interest	10
Fixed charges	197
Equity income, net of distributions	(24)
Total earnings, as defined	$4,091
Fixed Charges:
Rents(a)	$19
Interest and other financial charges	178
197
Capitalized interest	6
Total fixed charges	$203
Ratio of Earnings to Fixed Charges	20.15

(a) Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.